

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Dimitri Kazarinoff
Chief Executive Officer
XL Fleet Corp.
145 Newton Street
Boston, MA 02135

> **Re: XL Fleet Corp.**
> **Registration Statement on Form S-1**
> **Filed January 14, 2021**
> **File No. 333-252089**

Dear Mr. Kazarinoff:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact at Asia Timmons-Pierce 202-551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing